Goldman Sachs Variable Insurance Trust

71 South Wacker Drive

Chicago, IL 60606

Goldman, Sachs & Co.

200 West Street

New York, NY 10282

October 14, 2014

VIA EDGAR

Mr. Keith Gregory

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Variable Insurance Trust (the “Trust”), File Nos. 333-35883 and 811-08361

Post-Effective Amendment No. 55, filed August 21, 2014

Dear Mr. Gregory:

Pursuant to Rule 461 under the Securities Act of 1933 (the “1933 Act”), the Trust and Goldman, Sachs & Co., the Trust’s Principal Underwriter, hereby respectfully request that the effective date of the Trust’s Post-Effective Amendment No. 55 to the Registration Statement on Form N-1A referred to above be accelerated so that it will become effective on October 14, 2014 or as soon as practicable thereafter. Post-Effective Amendment No. 55 was filed for the purpose of registering Advisor Shares of Goldman Sachs High Quality Floating Rate Fund. You reviewed Post-Effective Amendment No. 55, filed August 21, 2014, and provided Dechert LLP with comments telephonically on September 30, 2014. The Trust responded to your comments in correspondence filed on October 14, 2014. We are now asking for accelerated effectiveness of Post-Effective Amendment No. 55, as outlined above. The Trust and Goldman, Sachs & Co. are aware of their obligations under the 1933 Act.

Please contact Brenden P. Carroll of Dechert LLP at 202.261.3458 with any comments or questions concerning this correspondence.

Very truly yours,

/s/ Andrew Murphy
Andrew Murphy
Assistant Secretary, Goldman Sachs Variable Insurance Trust
Vice President and Assistant General Counsel, Goldman, Sachs & Co.

cc: Brenden P. Carroll, Dechert LLP